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                                  EXHIBIT 99.4

                  AMENDMENT TO ACE MARKETING & PROMOTIONS, INC.
                              2005 EMPLOYEE BENEFIT
                        AND CONSULTING COMPENSATION PLAN


SECTION 6.  TOTAL NUMBER OF SHARES OF COMMON STOCK

     The total number of shares of Common Stock reserved for issuance by the Company either directly or underlying Options granted under this Plan from inception to date is 4,000,000. The total number of shares of Common Stock reserved for such issuance may be increased only by a resolution adopted by the Board of Directors and amendment of the Plan. Stockholder approval of such increase or other Modification of the Plan within one year of Effective Date shall be required in the event Incentive Stock Options are granted or to be granted under the Plan. Common Stock issued under the Plan may be authorized and unissued or reacquired Common Stock of the Company.